SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 10, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting,
Held on April 10th, 2007 at 12:00 p.m.

(Minutes drawn up in summarized form, pursuant to § 1st of article 130 of Law 6,404/76)

Date, time and place:
On April 10th, 2007, at 12:00 p.m., at the headquarters of Brasil Telecom S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:
Summons notice published pursuant to article 124 of Law 6,404/76 in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette), in the editions of March 09, 12 and 13th, 2007, respectively. Pursuant to article 131, sole paragraph, of Law 6,404, of December 15, 1976, the Ordinary and the Extraordinary General Shareholders’ Meeting were held cumulatively.

Presence:
Shareholders representing more than 99% of Company’s voting capital were present, pursuant to registrations and signatures existent in the Book of Registration of Present Shareholders. Mr. Charles Laganá Putz, the Company’s Chief Financial Officer, Mr. José Arthur Escodro, Fiscal Council’s representative, and the Independent Auditor, Deloitte Touche Tohmatsu Auditores Independentes’ representatives, Messrs. Marco A. Brandão Simurro and Leandro Camazzetto were also present.

Meeting’s Board:
Once the legal quorum was confirmed, and under the terms of article 17 of the Company’s Bylaws, the meeting was established and Messrs. Darwin Corrêa and Filipe Laudo de Camargo were elected to preside over the meeting and act as secretary, respectively.

Day’s Agenda:
Ordinary General Shareholders’ Meeting

1. Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2006;

2. Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends; and

3. Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members.

Extraordinary General Shareholders’ Meeting

1. Set the global amount for the compensation of the Company’s Management;

2. Make a resolution on the Company’s share grouping;

3. Make a resolution regarding the review of the Company’s By-Laws, according to the Management’s proposals, as well as to authorize its consolidation; and

4. In compliance with article 227 of Law 6,404/76: (i) to examine and approve the Protocol and Incorporation Justification of our controlled company, MTH Ventures do Brasil Ltda. (“MTH”) by the Company; (ii) Acknowledge and ratify the appointment, made by the Company’s Management, of the specialized company responsible for the evaluation report of MTH’s assets, to be enclosed by the Company; (iii) Examine and approve the evaluation report produced; and (iv) Approve the incorporation of MTH by the Company, according to the terms of the Protocol and Incorporation Justification as referred to in item (i) above.

Resolutions:
As per the President’s proposal, the shareholders attending the meeting resolved, by unanimity, that the minutes in connection with this Extraordinary Shareholders’ General Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimity, the reading of the matters included in the day’s agenda was exempted.

Subsequently, the President registered the receipt of the following documents: Minutes of Zain Participações S.A.’s Extraordinary Shareholders’ General Meeting, two Minutes of Invitel S.A.’s Shareholders Prior Meeting, Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting and Minutes of Brasil Telecom Participações S.A.’s Board of Directors Meeting, all of which held on 04/09/2007, which are filed at the Company’s headquarters (Docs. 01 to 05), which contain vote instructions to be followed in this conclave by the shareholders bound thereto, pursuant to article 118 of Law 6,404/76.

Ordinary Shareholders’ General Meeting:
With respect to item 1 of the day’s agenda of the Ordinary Shareholders’ General Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, the report of the Fiscal Council and the opinion of the independent auditor, shareholder Brasil Telecom Participações S.A. (“BTP”)’s proposal was approved, by unanimity, in the sense of approving the Financial Statements, the Management Report and the Senior Management’s accounts of the Company.

Regarding to item 2 of the day’s agenda, the Senior Management’s proposal for Destination of Net Earnings and the Dividends Distribution, in connection with the fiscal year ended on December 31st, 2006, was approved by unanimity (Doc. 06).

With respect to item 3 of the day’s agenda, the shareholder BTP appointed and elected as effective members of the Fiscal Council, with mandate until the Ordinary Shareholders’ General Meeting to be held in 2008, the following persons: Messrs. José Arthur Escodro, Brazilian, married, accountant, holder of the identity card CRC/SP 1SP095428/o-2, enrolled with the Federal Revenue Service under CPF/MF 712,687,408-10, resident and domicilied in the city of São Paulo, state of São Paulo, at Rua Pedro de Toledo, n° 980, 12° andar, conjunto 123; Carlos Alberto Caser, Brazilian, single, lawyer, holder of the identity card RG 472,625 SSP/ES, enrolled with the Federal Revenue Service under CPF/MF 620,985,947-04, domiciled in Brasília, Distrito Federal, at SCN Q2 Bloco A, 13° andar, Edifico Corporate Financial Center; and Roberto Henrique Gremler, Brazilian, single, economist, holder of the identity card SSP/SP 8,270,220-2, enrolled with the Federal Revenue Service under CPF/MF 068,729,258-17, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Almirante Saddock de Sá, n° 22, penthouse, for the positions of effective members of the Fiscal Council, and as their respective alternate members, Messrs. Hiram Bandeira Pagano Filho, Brazilian, single, lawyer, holder of the identity card OAB/RJ 121,648, enrolled with the Federal Revenue Service under CPF/MF 085,074,717-14, domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Presidente Wilson, n° 231, salas 403 e 404; Jalisson Lage Maciel, Brazilian, married, economist, holder of the identity card RG 2113901 SSP/ES and enrolled with the Federal Revenue Service under CPF/MF 938,384,096-04, domiciled in Brasília, Distrito Federal, at SCN, Quadra 2, Bloco A, 13° andar; and Bruno Oliva Girardi, Brazilian, single, economist, holder of the identity card DIC/RJ 090,507,187, enrolled with the Federal Revenue Service under CPF/MF 086,071,937-59, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Prudente de Moraes, n° 762, apto. 102.

Mr. President granted the holders of preferred shares with no voting rights with the right to elect, through a separate voting, an effective member and the respective alternate member, pursuant to article 161, §4°, item “a”, of Law 6,404/76, the shareholder BTP and the other shareholders present at the meeting and holders of common shares having abstained from voting this matter. Pursuant to the aforementioned legal provision, the following holders of preferred shares with no voting rights met, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, HG STRATEGY LONG SHORT MIX MASTER FIM, HG STRATEGY LONG SHORT FIM, CLARITAS LONG SHORT FIM LONGO PRAZO, POLO FIA, FRANKLIN TEMPLETON IBX FIA, STRATEGY HG LONG SHORT FUND LLC e VINSON FUND, LLC, and elected, by unanimity, as effective member, Mr. Fernando Pereira Tostes, Brazilian, business administrator, enrolled with the Federal Revenue Service under CPF/MF 018,666,057-04, holder of the identity card 019050307 DETRAN/RJ, domiciled at Rua João Borges 120 ap.402, Rio de Janeiro – RJ, and as the respective alternate member, Mr. João Paulo Falcão Vieira, Brazilian, business administrator, enrolled with the Federal Revenue Service under CPF/MF 812,083,085-72, holder of the identity card 06984481600 SSP-BA, domiciled at Rua Aristides Espínola 52 ap. 401, Rio de Janeiro – RJ. The shareholders holders of preferred shares acknowledge that the election of the member of the Fiscal Council and of his respective alternate member was made without the participation of the controlling shareholder, either directly or indirectly. The minority shareholders holders of common shares did not elect their representative for the Fiscal Council. Mr. President registered the receipt of the résumé of the members hereby elected and of other pertinent documents. The proposal of fixing the individual remuneration of the members of the Fiscal Council in R$8,500.00 (eight thousand and five hundred reais) was approved.

Extraordinary Shareholders’ General Meeting:
With respect to item 1 of the day’s agenda, the shareholders present resolved to approve, pursuant to article 152 of Law 6,404/76, the net global remuneration of the Managers in the amount of R$ 35,100,000.00 (thirty five million and a hundred thousand reais), subject to the following criteria: i) benefits, allowances (“ajudas de custo”) and bonuses of the Senior Management are included in the global amount; ii) labor charges, severance payments, and Granting of Stock Options Plan are excluded from the global amount.

With respect to item 2 of the day’s agenda, the shareholders present approved, by unanimity of votes, the Senior Management’s proposal regarding the Company’s share grouping, which is filed at the Company’s headquarters. The shareholders GOLDMAN SACH & CO., THE MASTER TRUST BANK OF JAPAN, LTD RE: MTBC400035147, RAYTHEON COMPANY MASTER TRUST, MERRIL LYNCH INTERNATIONAL INVESTMENT FUNDS, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, CHASE MANHATTAN BANK AS TRUSTEE OF THE RETIREMENT PROGRAM PLAN FOR THE NORGES BANK e SCHRODER GLOBAL EMERGING MARKETS FUND have presented manifestation which is filed at the Company’s headquarters (Doc. 07).

With respect to item 3 of the day’s agenda, it was approved, by unanimity of votes, the Senior Management’s proposal which is filed at the Company’s headquarters (Doc. 08).

The shareholders authorized the Company’s Senior Management to carry out all the legal and corporate acts for the implementation and restatement of the Bylaws, in order to reflect the bylaws’ changes deliberated in this Shareholders’ Meeting.

Finally, with respect to item 4 of the day’s agenda, after examined and discussed, the Protocol and Incorporation Justification which establish the (Doc. 09) of present Minutes was approved, by unanimity of votes, and this terms turned into part and inseparable element of this instrument.

Following, it was ratified the appointment of a specialized company named Instituto Técnico de Consultoria e Auditoria – ITECON, with headquarters at SCS Quadra 05, Bloco B, Sobreloja 127, em Brasília, Distrito Federal, enrolled with the Corporate Taxpayers’ Registry under CNPJ 24,927,253/0001-73 and registered in Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários) in accordance to Declaratory Act (“Ato Declaratório”) 3,245, of January 5, 1995, to proceed MTH’s assets evaluation, by shareholders’ equity value, in order to incorporate MTH by the Company.

After analysis and discussion, it was approved, by unanimity of votes, the Evaluation Report, which is filed at the Company’s headquarters (Doc. 10).

As a consequence of Protocol and Incorporation Justification and Evaluation Report approval, the MTH incorporation by the Company was approved too, by the Protocol and Incorporation Justification and Evaluation Report approval terms. As the Company had the totality of MTH social capital representative quotas, abolished with the incorporation approval, the Company’s social capital stays unaltered, no having, as a consequence, issue of shares and alteration of the Company’s By-Laws.

The Company’s Senior Management was authorized to carry out all the legal and corporate acts for the implementation of the approved incorporation.

Notice to Shareholders:
The Company informed that the publications provided for in Law 6,404/76 will be made in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette).

Closing:
With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders who formed the quorum required for the approval of the resolutions made above.

Brasília, April 10, 2007.

Darwin Corrêa	Filipe Laudo de Camargo
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.